Mail Stop 6010
Via Facsimile and U.S. Mail

November 14, 2006

Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752-1602

      Re: National Western Life Insurance Company
                Form 10-K for fiscal year ended December 31, 2005
                File No. 002-17039

Dear Mr. Moody:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Kevin Woody
                Accounting Branch Chief